MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

Omigard™ Phase III Pivotal Registration Study Enrollment Completed

MIGENIX to Present at BioFinance and Rodman & Renshaw Conferences in May

Vancouver, BC Canada and San Diego, CA USA – May 6, 2008 – MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has been notified by their partner for Omigard™ in North America and Europe; Cadence Pharmaceuticals, Inc. (“Cadence”), that full enrollment of the pivotal Phase III confirmatory study for preventing catheter-related infections has been reached (see “Cadence’s Press Release” below). Top-line results of this trial are expected in the second half of 2008.

Jim DeMesa, M.D., President and CEO of MIGENIX stated, “This milestone represents a significant event for us since the successful completion of enrollment in this trial marks the beginning of a process which is expected to advance Omigard™ to regulatory submissions to pursue market approvals in the US and Europe.  With US$27 million in potential milestone payments from our agreement with Cadence - starting with these submissions - and double digit royalty on sales upon commercialization, we can begin to realize revenues from Omigard™ for more than a decade to come. With positive results from this trial, we would also expect to license our Japan and rest of world rights to the product, which is expected to bring additional revenue into the company. We therefore view Omigard as an important foundational product for us, with the potential to establish a solid revenue base for growing the company going forward.  And, with the great benefit it could provide patients and hospitals by reducing catheter-related infections, MIGENIX could become one of the relatively few biotech companies with revenue from a product on the market which addresses an important medical need.”

Cadence’s Press Release

The following is an extract of Cadence’s May 6, 2008 announcement on the completion of enrollment:

Cadence announced that it completed its goal of enrolling 1,850 patients in a Phase III clinical trial of Omigard for the prevention of catheter-related infections.

“Reaching the patient enrollment target in our Phase III clinical trial of Omigard for the prevention of catheter-related infections is a major milestone in our clinical development program for this product candidate,” stated James Breitmeyer, M.D., Ph.D., Executive Vice President, Development and Chief Medical Officer of Cadence. “If approved, we believe that Omigard will address a rapidly growing need for more effective ways to lower hospital acquired infection rates, including the dangerous and costly complications from infections related to intravascular catheters.”

Cadence’s confirmatory Phase III clinical trial of Omigard (omiganan pentahydrochloride 1% gel), known as the Central Line Infection Reduction Study, or CLIRS, is a randomized, evaluator-blinded study in hospitalized patients whose medical condition requires a short-term central venous catheter. The primary objective of CLIRS is to evaluate the efficacy and safety of Omigard compared to 10% povidone-iodine in reducing local catheter site infections.  The company achieved its goal of enrolling 1,850 patients at 58 clinical trial sites in the United States and Europe.  CLIRS is being conducted under a Special Protocol Assessment with the U.S. Food and Drug Administration (FDA).

Omigard™ Clinical Program Update

Cadence currently expects to announce top-line data from CLIRS in the second half of 2008 and, if the results are positive, submit an NDA for Omigard to the FDA in the first half of 2009.

Cadence Conference Call and Webcast Details

Cadence management will host a conference call on May 6, 2008 at 5:30 a.m. Pacific Time (8:30 a.m. Eastern Time) and interested investors may participate in the conference call by dialing 877-675-4750 (US) or 719-325-4865 (international). To access the webcast, please visit Cadence’s website at www.cadencepharm.com and go to the Investor Relations page.  A replay of the webcast will be available approximately two hours after the call.

MIGENIX Upcoming Conference Presentations

MIGENIX will present at the following conferences in May:

•

BioFinance 2008 being held at the Toronto Marriott Eaton Centre Hotel, Toronto, May 6-8, 2008. Bill Milligan, Chief Business Officer, will present on Wednesday, May 7th at 10:00 am Eastern Time (7:00 am Pacific Time). A copy of the presentation will be available on the Company’s web site at www.migenix.com the day of the presentation.

•

Rodman and Renshaw: 5th Annual Global Healthcare Conference being held at Le Meridien Beach Plaza Hotel, Monte Carlo, May 19-20, 2008.  Dr. Jim DeMesa, President and Chief Executive Officer, will present on May 19th at 10:45 am Monte Carlo time (4:45am Eastern Time). An audio webcast and a copy of the presentation will be available on the Company’s web site at www.migenix.com the day of the presentation.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (end of Phase III), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of dermatological diseases (end of Phase II), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals having top-line results of the OmigardTM pivotal Phase III trial in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009;. MIGENIX becoming a revenue producing company with OmigardTM revenues for more than a decade to come; and with positive results from the OmigardTM Phase III trial MIGENIX completing a license for the Japan and rest of world rights for Omigard bringing additional revenue to the company.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for OmigardTM; Cadence’s ability to manage the regulatory process and obtain marketing approvals in the US and Europe; and our ability to manage licensing opportunities.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.